SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of June, 2003
                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Re Contract



                                 Xenova Group plc
                 Xenova Secures Further Manufacturing Contract
                                 With Pharmexa


Slough, UK, 5th June 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announced the signing of a significant, two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (CSE:
PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture will take place at Xenova's Clinical Trial Manufacturing Facility in Cambridge.

The HER-2 protein is commonly found in association with several cancers, such as breast cancer. Pharmexa has developed the AutoVacTM Protein technology to raise a highly specific controllable antibody based immune response against this and other self-proteins. Pre-clinical studies indicate that AutoVacTM vaccination against the HER-2 protein may be an effective therapy against breast cancer.

Xenova has already supplied Pharmexa with clinical trial material under a previous agreement. Under this new agreement, additional supplies of the vaccine will be manufactured by Xenova for Pharmexa's Phase II clinical trials scheduled to begin in 2004.

David Oxlade, CEO of Xenova commented, "We are excited to contribute to the development of a promising new product against breast cancer. This new contract for the manufacture of recombinant protein vaccine is a well-deserved endorsement of the expertise we have in this area and allows Xenova to maximise the efficient utilisation of our biologicals process development and manufacturing capabilities."

Jakob Schmidt, CFO of Pharmexa said of the agreement, "We recently received approval by the US health authorities to initiate a Phase I clinical trial in the United States of our HER-2 AutoVacTM protein vaccine in breast cancer, and are now preparing for a Phase II trial in 2004. We have worked with Xenova before and have been impressed by their expertise and commitment to this project."

                                    - ends -



Contacts:
UK:                                              US:
Xenova Group plc                                 Trout Group/BMC Communications
Tel: +44 (0)1753 706600                          Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer          Press: Brad Miles (Ext 17) Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director            Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell



Notes to Editors

About Pharmexa A/S

Pharmexa A/S (CSE: PHARMX) is a leading company in the field of active immunotherapy for the treatment of serious chronic diseases. Pharmexa's proprietary AutoVacTM technology platform is broadly applicable, but the company has focused its resources on a number of cancer forms and chronic inflammatory diseases, with research and development programs targeted towards breast cancer, rheumatoid arthritis and bone degeneration. Collaborative agreements include Schering-Plough and H. Lundbeck.


About Xenova Group

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk



For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: our dependence upon strategic alliance partners to develop and commercialize products and services; and the difficulties inherent in scaling up the manufacture of biologic products. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 05 June 2003